Exhibit 2

Dear Board of Directors,

After weeks of emails, calls and conversations with various members of the board and Management, I have concluded that the search process for a new CEO is incomplete and flawed. I would suggest that you immediately review how it has been conducted before executing any final agreements or making a public announcement. I am sufficiently concerned to the point that I will seek all permissible legal remedies unless a new search process is commenced with a new independent search firm is retained.

It is of real concern to me that the search committee and board did not seem to make a reasonable effort to properly diligence candidates consistent with standards adopted by boards of public companies under appropriate corporate law guidelines and instead seems to have proceeded on the basis of only partial information regarding certain candidate, as best I can determine. As members of the board are well aware, I have an entire professional career of applicable industry contacts in the retail industry and have offered as one of the major shareholders of the company to cooperate and be available to provide access to resources and people who are well positioned to be of meaningful assistance in such a search. Notwithstanding assurances by Will Mesdag in several conversations, that I would be consulted and involved in such a process, the company hasn’t involved me except in a tangential manner and largely to try and placate me. This is supported by emails and calls that I had directly with members of Management and the board.

To ensure that I could be an available resource I offered to sign a nondisclosure agreement and restrict my shares. As a major shareholder of the company, hiring the best possible CEO with the appropriate skills and experience is paramount to the future operations and success of the company. Equally true is that hiring without properly vetting could lead to a potentially a major setback to this company which has been struggling for quite sometime. Again, as a large shareholder with extensive retail contacts I have sought to be an integral part of the process to ensure that the selection committee acted thoroughly and had access to the full resources necessary to fully and properly vet any candidate. Why wouldn’t you leverage all of those industry contacts to ensure that the company hires the appropriate person. Notwithstanding my overtures, the board took, only what I can characterize, as limited actions to diligence certain candidates. I have offered contacts that have previously been the prior employers of candidates who have not been contacted. There still remain uncontacted prior employers, who I have good reason to believe would be in a position to assist the search committee prior to making a final decision or recommendation. There is no good reason not to contact all relevant prior employers, unless you have elected not to proceed with such candidate regardless of issues that have been raised. Based on my research the search committee and board made limited or no effort to contact certain prior employers. Given this sensitive moment in the company’s history it is imperative that no rock should go unturned in order to identify and secure the employment of the most qualified and experienced candidate.

Again, I offer my considerable resources to assist in this process on a voluntary basis to ensure that a more thorough vetting of candidates is undertaken and to better assure that the company employ the candidate that will have the necessary vision and experience to position the company going forward. As one of the largest shareholders who has been involved with this company for nearly twenty years, I would think that my point of view would be of considerable interest to the board and Management. Failure to speak with these prior employers of candidates or seek addition contacts of mine leaves me with significant concern that all that can be done has in fact not been done.

Based on my conversations with board members and executives it is of concern to me that the committee was so overly concerned with insulating their process and walling itself off from me, that valid industry contacts have been ignored and potentially their admonition about certain contacts. Board members outside the search process were never encouraged to use their resources to do background checks.

Subsequent to the filing of my Schedule 13-D, I have been made aware of several potential candidates that it is my understanding have not been considered or contacted. I find this very hard to believe given their pedigreed backgrounds. I’d have to ask why are certain candidates seemingly being railroaded through without what seems to be thorough vetting, whereas other potentially better candidates, being ignored. It’s very hard to reconcile and leaves me questioning the entirety of the process. Part of the problem may be that the best positioned search firm was not hired. The current firm may have been selected because one of the board members sits on the board of the search firm retained I provided the search committee alternative search firms some time ago when I learned there were not enough sufficient candidates.

I strongly believe the existing search should be terminated, a new firm and new process should commence. A process where the entire board is engaged. I believe John Kyees as lead director should lead the search process. The search committee needs to be Chaired by someone with the appropriate retail experience.

Based upon my observations and interactions with the company and its representatives, I question the appropriateness of the search to date and impress upon them to acknowledge my concerns and commit themselves to a renewed initiative to get the best and most qualified CEO.

I continue to have an interest in serving on the Board of Directors and make my contacts available, as requested.

Sincerely,

Glenn Krevlin